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Milan

September 20, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and James Lopez

Re:	Medpace Holdings, Inc.
Registration Statement on Form S-3
CIK No. 0001668397
File No. 333-220306

Ladies and Gentlemen:

On behalf of our client Medpace Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the above-captioned Registration Statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Commission on September 1, 2017 (the “Initial Filing”).

This amendment reflects certain revisions to the Initial Filing in response to the comment letter from the staff of the Commission (the “Staff”) to Dr. August J. Troendle, the Company’s President and Chief Executive Officer, dated September 18, 2017. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Registration Statement, marked to show changes against the Initial Filing, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Description of Purchase Contracts, page 28

1.	We note your disclosure that you may issue purchase contracts for the purchase or sale of debt or equity securities issued by third parties or “a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement.” We also note that you may issue purchase contracts for the purchase or sale of currencies or commodities. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response: The Company confirms to the Staff that, in connection with any issuance by the Company of purchase contracts for the purchase or sale of debt or equity securities issued by third parties or a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement, it (i) will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting the distribution of any such purchase contracts and (ii) will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third-party debt obligations, all as consistent with the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03. Additionally, the Company acknowledges the Staff’s comment and confirms that it does not wish to issue purchase contracts for the purchase or sale of currencies or commodities. Accordingly, the Company has revised its disclosure on page 28 of the Registration Statement in response to the Staff’s comment to remove references to contracts for the purchase or sale of currencies or commodities.

2.	It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

Response: The Company respectfully notes that because the Registration Statement seeks to register purchase contracts with respect to the future delivery of “debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement” under the Registration Statement, the Company respectfully submits that the purchase contracts are properly characterized as either “investment contracts” as that term is used in Section 2(a)(1) of the Securities Act or “security forwards” as defined in the Commission’s Release No. 33-9338; 34-67453 (dated August 13, 2012), and further submits that such purchase contracts should be properly excluded from the definition of “swap” under Section 1a(47)(B) of the Commodity Exchange Act and from the definition of “security-based swap” under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended. The Company has also revised its disclosure on page 28 of the Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, President and Chief Executive Officer, Medpace Holdings, Inc.

Jesse J. Geiger, Chief Financial Officer, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., General Counsel, Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP